FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement issued by the Bermuda Stock Exchange.

BSX APPROVES LISTING OF UP TO 11,100,243,743 ORDINARY SHARES OF HSBC HOLDINGS PLC.

Hamilton, Bermuda, 18 February 2004 - The Listing Committee of the Bermuda Stock Exchange (BSX) today announced the approval of the listing of up to 11,100,243,743 Ordinary Shares of HSBC Holdings plc.

HSBC Holdings plc was incorporated under the laws of England and Wales on January 1st, 1959. The Ordinary Shares began trading on the London Stock Exchange (LSE) on 8th April 1991. The BSX listing is a secondary listing and is effective from 18 February 2004. The ticker symbol on the BSX will be HSBC BH.

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organizations.

"We are extremely pleased to welcome HSBC Holdings plc to listing on the BSX. We are excited to have the opportunity to support the most recent listing and trading venue for the company's shares", said Mr. James S. McKirdy, Chief Compliance Officer of the BSX.

"We are delighted that HSBC has been accepted for listing on the Bermuda Stock Exchange and that we are able to demonstrate further our commitment to Bermuda", said Mr. Ralph Barber, Group Company Secretary for HSBC Holdings plc.

For further information on HSBC Holdings plc, please visit the Company's website at: www.hsbc.com or contact Richard Beck/Karen Ng at +44 (0)20 7991 0633/0655.

For more information on the Bermuda Stock Exchange (BSX), contact Christopher Dill at (441) 292-7212 or cdill@bsx.com. Information is also available at www.bsx.com, on Bloomberg at BSX (GO), and on Reuters at THE BSX.

The BSX was founded in 1971 and is the world's leading fully electronic offshore securities market. The BSX lists equities, mutual funds and bonds, as well as depository receipts. The Exchange is recognized by the SEC as a "DOSM" (Designated Offshore Securities Market) and is a full member of the World Federation of Exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: February 18, 2004